Exhibit 15(a) 21

Subsidiaries of the Registrant

		Percentage
		of Voting
		Securities
	State of	Owned By
	Incorporation	Registrant

Compupower Corporation	Delaware	100%

Value Line Securities, Inc.	New York	100%

The Vanderbilt Advertising Agency, Inc.	New York	100%

Value Line Publishing, Inc.	New York	100%

Value Line Distribution Center, Inc.	New Jersey	100%

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